Anthony Salguero

CHEF/RESTAURATEUR



Profile

With over 15 years of diverse experience, starting from ranchero to dishwasher to cooking in Michelin-starred Bay Area restaurants. I have fulfilled my lifelong dream of staying connected with my Salvadoran roots and sharing Salvadoran culture through my restaurant, Popoca.

4256 Masterson st. unit 2 Oakland, CA 94607

408-645-9146

Anthony@popocaoakland.com

www.popocaoakland.com

Work Experience

Popoca
Oakland, CA 2019 –Present
Exec Chef/ Owner

Bardo
Oakland, CA 2017-2019
Exec Chef

Michel Bistro
Oakland, CA 2014 – 2017
Executive Chef

Quattro
Palo Alto, CA 2012 – 2014
Sous Chef

Saison
San Francisco, CA 2010-2011
Chef de Partie

Plumed Horse
Saratoga, CA 2007-2010
Chef de Partie

Papoose Creek Lodge
Cameron Montana 2006-2007
Chef de Partie

Commonwealth
San Francisco, CA 2011-2012
Chef de Partie

Press & Awards

- Sf chronicle Soleil Ho
- SF Eater standout "salvadoran pop-up"
- bonappetit most highly anticipated

- Michelin Bib Gourmand 2014-2018
- bonappetit
- Sf Chronicles Top 100

Skills

- Business Planning and Financial Management
- Staffing, Training, and Team Management
- Inventory Control and Cost Optimization
- Customer Service and Complaint Resolution
- Marketing and Promotions
- Compliance and Regulatory Knowledge
- Market Research and Trend Analysis
- Networking and Supplier Relations
- Negotiation and Contract Management

- Food Preparation and Cooking Techniques
- Menu Development and Seasonal Ingredients
- Recipe Creation and Flavor Profiling
- Wood Fire Cooking Expertise
- Food Safety and Hygiene Practices
- Time Management and Plating/Presentation
- Proficient in Global Cuisines
- Adaptability and Problem-Solving
- Leadership and Team Motivation